[Natural Resource Partners L.P. Letterhead]

September 19, 2012

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 11, 2012
File No. 333-183314

Ladies and Gentleman:

Set forth below are the responses of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 17, 2012, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-183314 (as amended, the “Registration Statement”) filed with the Commission on September 17, 2012 (the “Form S-3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, three copies of Amendment No. 2 that are marked to show all changes made by Amendment No. 2 and three copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions, correspond to Amendment No. 2 unless otherwise specified.

Legality Opinion

1.	We note counsel’s assumptions that the Registration Statement will have become effective and comply with applicable law and that all securities will be issued and sold in compliance with applicable federal and state securities laws. Please have counsel delete or revise these assumptions. Note that it is inappropriate for counsel to in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion, such as compliance with state laws. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19

Response:

Counsel has revised the legality opinion to remove the assumptions that the Registration Statement will have become effective and will comply with applicable law and that all securities will be issued and sold in compliance with applicable federal and state securities laws. Please see Exhibit 5.1 to Amendment No. 2.

* * * * *

Please direct any questions that you have with respect to the foregoing or with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins LLP at (713) 758-4629.

Very truly yours,

By:	/s/ Wyatt L. Hogan
Wyatt L. Hogan
Vice President and General Counsel

cc:	Ramey Layne, Vinson & Elkins LLP

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